SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No.)

Under the Securities Exchange Act of 1934

A.T. CROSS COMPANY
(Name of Issuer)

Class A Common Stock, $1.00 Par Value
(Title of class of securities)

227478104
(CUSIP number)

December 31, 2009
_______________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

1)           Name of Reporting Person.        Robin Boss Dorman

2)           Check the Appropriate box if a Member of a Group (See Instructions).

(a)           ☐
(b)           ☒

3)           SEC Use Only......................................

4)           Citizenship or Place of Organization.                                                                United States

Number of	(5)	Sole Voting Power: 7,060*
Shares Beneficially	(6)	Shared Voting Power: 831,000 (1,733,400 if Class B common
Owned By	stock beneficially owned is converted to Class A common stock)
Each Report-	(7)	Sole Dispositive Power: 7,060*
ing Person                                      (8)     Shared Dispositive Power: 831,000 (1,733,400 if Class B
With                                           common stock beneficially owned is converted to Class A common
             Stock)

9)           Aggregate Amount Beneficially Owned by Each Reporting Person.   1,740,460 (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11)           Percent of Class Represented by Amount in Row 9.  12.2% (based upon 13,356,733 Class A shares outstanding and assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

12)           Type of Reporting Person (See Instructions).  IN
__________________________
* Includes 3,334 shares which may be acquired pursuant to currently exercisable options.

Item 1(a).                      Name of Issuer.

          A.T. Cross Company.

Item 1(b).                      Address of Issuer's Principal Executive Offices.

    One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).                      Name of Person Filing.

    Robin Boss

Item 2(b).                      Address of Principal Business Office.

    One Albion Road, Lincoln, Rhode Island 02865

Item 2(c).                      Citizenship.

    United States.

Item 2(d).                      Title of Class of Securities.

    Class A Common Stock, $1.00 Par Value.

Item 2(e).                      CUSIP Number.

    227478104

Item 3.                                Not applicable.

Item 4.                        Ownership.

3,762 shares of Class A Common Stock held directly by reporting person

3,334 shares of Class A Common Stock which may be acquired upon exercise of currently exercisable options.

831,000 shares of Class A Common Stock held in trust for which the reporting person is co-trustee.

902,400 shares held in trust for which the reporting person is co-trustee which may be acquired by conversion of Class B Common Stock.

(b)           Percent of Class.  The shares of Common Stock beneficially owned by Ms. Boss represent 12.2% of the outstanding shares of common stock of the issuer (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

(c)           Number of shares of Common Stock as to which Ms. Boss has:

(i)	sole power to vote or to direct the vote: 7,060.*

(ii)	shared power to vote or to direct the vote: 831,000 (1,733,400 if all Class B shares are converted to Class A shares).

(iii)	sole power to dispose or to direct the disposition of: 7,060.*

(iv)	shared power to dispose or to direct the disposition of: 831,000 (1,733,400 if all Class B shares are converted to Class A shares).

Item 5.                      Ownership of Five Percent or Less of a Class.

    Not applicable.

________________________
* Includes 3,334 shares which may be acquired pursuant to currently exercisable options.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 16, 2010	/s/ Tina Benik
Tina Benik, Attorney-in-fact for
Robin Boss Dorman